

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2025

Sarah Ying Li
Head of Financial Reporting
NetEase, Inc.
NetEase Building, No. 599 Wangshang Road
Binjiang District, Hangzhou, 310052
People's Republic of China

     Re: NetEase, Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2024
          File No. 000-30666

Dear Sarah Ying Li:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Technology

cc: Paul W. Boltz, Jr.